Northern Lights Fund Trust

17605 Wright Street

Omaha, NE 68130

October 29, 2013

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust (CIK No. 0001314414, File Nos. 333- 122917; 811- 21720) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust (the “Trust”) has determined that the Post-Effective Amendment No. 549 filed pursuant to Rule 485(b) on its behalf on October 28, 2013 (accession number SEC Accession No. 0000910472-13-004416) (the "Amendment") was made in error and that it is in the best interests of the Trust and the public that the filing be withdrawn.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to Cassandra Borchers at Thompson Hine LLP, counsel to the Trust at (513) 352-6632.

Very truly yours,
/s/ James P. Ash
James P. Ash Esq.
Secretary, Northern Lights Fund Trust